June 4, 2007


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-3561

ATTN:  William Choi, Branch Chief

RE:  Form 10-KSB for the Fiscal Year Ended September 30, 2006;
     Forms 10-QSB for the Fiscal Quarters Ended December 31, 2006
       and March 31, 2007;
     File No. 0-13757


Dear Mr. Choi:

We are in receipt of your letter dated May 21, 2007, with respect to the above-captioned filings. The following addresses the Staff's comments set forth in your letter, and for convenience purposes, the numerical order and numbering of our responses corresponds with the Staff's comments.

Form 10-KSB for the Fiscal Year Ended September 30, 2006
--------------------------------------------------------

1.  General
-----------
Please note that the Class A Preferred Stock (the "Preferred Stock") that is owned solely by the Company's principal shareholder was the only outstanding potentially dilutive security, as of the date of the filing, which is convertible into the Company's Common Stock (the "Common Stock"), and subject to Paragraph 40c of SFAS 128. The requirement of Paragraph 40a of SFAS 128 to reconcile the numerators and the denominators of per share computations was not applicable to the Company's filing, where no diluted per share computations were required because the generation of losses by the Company was anti-dilutive. However, while the basic per share computations were calculated correctly, the effect of the Preferred Stock dividends on the numerator of the basic per share computations was not separately disclosed as required by Paragraph 40b of SFAS 128. Appropriate disclosure will be added in future filings with respect to the foregoing.

Paragraph 41 was inapplicable at the time of issuance of the September 30, 2006, annual financial statements. (Such a disclosure was applicable and made in the interim financial statements presented in the Company's Quarterly Report of Form 10-QSB for the period ended March 31, 2007.)


2.  Notes to Consolidated Financial Statements
----------------------------------------------
     4. Related Party Transactions
     -----------------------------
As discussed in Note 4 to the financial statements, the subject transaction did not entail any conversion provisions contained among the initial terms of the debt instruments but rather was the result of the Company's principal shareholder agreeing to convert the debt, which was approved at a special meeting of the Company's stockholders held on January 20, 2006.

Mr. William Choi
Securities and Exchange Commission
June 4, 2007
Page 2

o As also disclosed in Note 4 to the financial statements, on the face of the balance sheet, and as also described in the Proxy Statement related to the special meeting of stockholders held on January 20, 2006, the Preferred Stock is convertible and earns dividends at a 3% annual rate. A summary containing additional detail about the pertinent rights and privileges associated with the Preferred Stock pursuant to SFAS 129, paragraph 4, as is illustrated below, will be included in future filings.

o The class of Preferred Stock par value $.0005, was authorized and created solely for the purpose of converting the then outstanding debt of the related party and was structured such that its initial liquidation value of $2.00 per share was equal to its estimated fair value and thus, each share was issued and exchanged for $2.00 in outstanding debt, resulting in no gain or loss. It should be noted that no shares of Preferred Stock are registered and available for trading and, thus, there is no established market value. It should also be pointed out that had any other value been selected, the accounting result would have been the same. This is because pursuant to SAB Topic 7B5, the Staff interprets APB 26, footnote 1 to paragraph 20, as follows: "Forgiveness of debt by a related party typically should be considered as a capital transaction." Therefore, no matter what the estimated fair value of the stock, its par value would be credited to a capital stock account and the difference between that and the carrying value of the debt (consisting of the aggregate of the remainder of its estimated fair value adjusted for any unrecognized gain or loss) would be credited to additional paid-in capital. The Company's balance sheet reflects the foregoing.

Proposed revision to note 4 regarding preferred stock in future filings:

  Per the Staff's comments, we propose that substantially the following language be included in future filings in the notes to our financial statements:

  Prior to 2005, the Company borrowed $1,000,000 from its principal officer/ shareholder, Todd Axelrod. The advance was due on demand but not prior to October 31, 2007, with monthly interest payments payable at a rate of 6% per annum (reduced from 8% as of September 2005). Interest expense on the related party advance was $60,833 and $79,333 for fiscal years 2006 and 2005, respectively. The Company has also borrowed other amounts, from Mr. Axelrod, from time to time during the fiscal years 2006 and 2005. The funds borrowed had an interest rate of 1.5% above the prime lending rate but was reduced to 3% as of September 1, 2005. The principal balance of the funds borrowed in addition to the foregoing $1,000,000 totaled $582,556 and $3,280,063 as of September 30, 2006 and September 30, 2005, respectively. Interest expense on these related party borrowings was $43,918 and $195,452 during fiscal years 2006 and 2005, respectively. The funds were used to supplement cash flows from operating activities. On January 20, 2006, the Company held a special meeting of stockholders and approved converting $3,231,722 of the advances into 1,615,861 shares of Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock earns dividends at the annual rate of 3% applied to the liquidation value, and payable semi-annually so long as resources are legally available for that purpose


Mr. William Choi
Securities and Exchange Commission
June 4, 2007
Page 3

  (unless waived by the holder). Unpaid dividends are cumulative, are added to the liquidation value (upon which the annual dividend rate is applied), and are preferential in the event of liquidation and with respect to any dividends or other distributions to Common Stockholders. The Preferred Stock is non-voting (except as may be required by law) and convertible at any time at the option of the holder at a fixed rate of one common share for every $2 in liquidation value, as adjusted, per share of Preferred Stock at the time of conversion, subject to adjustment in the event of future increases or decreases in the number of outstanding shares of Common Stock for a price other than the then conversion price of the Preferred Stock or in the event of issuance of certain other securities. As of September 30, 2006, a total of 1,640,099 shares of Common Stock were issuable upon conversion of the Preferred Stock.

Proposed parenthetical addition to balance sheet caption for preferred stock in future filings:
  Per the Staff's comments, we propose that substantially the following language be included as a parenthetical addition to the balance sheet caption for the Preferred Stock:

  (liquidation value at September 30, 2006, $3,280,198, including cumulative unpaid dividends of $48,476 which are in arrears)


3.  Income Taxes
----------------
As reported initially in Note 12 to the Company's financial statements contained in our Annual Report on Form 10-KSB for the year ended September 30, 2002, management made a prior period adjustment to retroactively reduce the deferred tax asset valuation allowance as of October 1, 2000, and September
31, 2001 (the 2001 Restatement), by an aggregate of approximately $600,000 when management determined that it was appropriate under SFAS 109, paragraph 24(b), to consider unrecorded appreciation in the Company's inventory since it could virtually control the realization of its net NOL carryforwards to the extent it was able to liquidate such inventory, even at bulk wholesale prices, as needed. (As a historical side note, this approach was, in fact, used during years ended September 30, 1998 and 1997, to utilize NOLs of approximately $630,000 that were accumulated through September 30, 1996.

Contemporaneously with the 2001 Restatement, management retained a business strategy / valuation consultant that assisted it in estimating the substantial extent of unrecorded appreciation in the Company's inventory. Management believes that current gross profit margins of approximately 90% and other approaches to value (such as market capitalization) continue to be supportive of this conclusion. As indicated repeatedly in the Company's filings over the years, its business model includes retaining substantial amounts of inventory not currently offered for sale so as to limit its availability and thus preserve its rarity and maximize its appreciation. As a result, a substantial amount of appreciated inventory is always on hand. While management is increasing the number of inventory items listed for sale and is considering modest pricing reductions to stimulate sales as more permanent operating strategies than the one employed previously to utilize NOLs (when desired or necessary), management believes that a bulk wholesale liquidation of inventory

Mr. William Choi
Securities and Exchange Commission
June 4, 2007
Page 4

continues to be a viable strategy and, as a result, that the Company is effectively able to control the timing of realization of its deferred tax assets, net of valuation allowances provided.



4.  Exhibits 31.1 and 31.2
--------------------------
The introductory language in paragraph 4 will be removed in future filings until we are required to include management's internal report in our annual report.



5.  We will revise the certifications in accordance with the requirements of
    Item 601(b)(31) of Regulation S-B in future filings.



Form 10-QSB for the Quarter Period Ended March 31, 2007
-------------------------------------------------------

Notes to Consolidated Financial Statements
------------------------------------------
6.  Revenue-sharing Arrangement
-------------------------------

o The arrangement characterized as a revenue-sharing arrangement has, in fact and substance, some of the typical attributes of both consignment arrangements and agency relationships. Under the agreement between the parties, title to all documents remains with Mr. Axelrod until transferred to the end purchaser, along with all the risk and rewards of ownership, including all uninsured risks of loss associated with lack of authenticity or marketability other than resulting from the Company's own negligence arising from its custodianship service. As disclosed in the note to the financial statements and the MD&A contained in the Company's Quarterly Reports of Form 10-QSB for the periods ended December 31, 2006, and March 31, 2007, the Company physically stores and safeguards and the documents, catalogs and markets them in the capacity of a seller's agent for a fee consisting of 80% of the gross profit on each sold item.

o Management has been unable to identify any authoritative or semi-authoritative accounting literature that speaks to the question of whether consigned or similarly non-owned items should be included in the inventory of the consignee or agent, but rather such literature applies principally to questions of revenue recognition by consignors. However, the editorial material in CCH's Accounting Research Manager states that inventory should include items that are "[p]hysically on hand, other than items received on consignment or for which the significant risks of ownership have not passed to the buyer" [emphasis added]. Accordingly, based on these facts and considerations, management concluded, and the Company's independent auditors concurred, that since the substance of its possession pending sale of the items on behalf of Mr. Axelrod is similar to that of goods received on consignment, it would be inappropriate to

Mr. William Choi
Securities and Exchange Commission
June 6, 2007
Page 5

    include these documents in the Company's inventory.

o In addition but related to the inventory question, consideration was given to whether the ultimate disposition of these documents to third party buyers should be presented gross, as simultaneous purchases and sales in the Company's statement of operations, as is typical for consignment sales, or net as, in substance, a fee for the services described in the preceding paragraph or a share of revenue much like contingent rent to a lessor (see also SAB Topic 8A and TPA section 5100.16) or a sales commission. For this determination, substantial reliance was placed on an analysis based on the guidance in EITF 99-19. EITF 99-19 does not prescribe an accounting treatment for any given set of circumstances but rather requires that one evaluate a series of indictors of either gross or net treatment, to exercise considerable judgment in weighing the evidence on both sides of the issue, and to make a determination as to which method is more appropriate. In doing so, it was determined that revenue would best be reported net in these circumstances.

o Although the Staff has suggested that "each significant revenue-generating activity should be separately reported," management is unaware of such a requirement applicable to Reg. SB issuers. Nevertheless, management believes that the revenue-producing activity that resulted in these fees, i.e., the marketing of historical documents to collectors and other dealers, is more than merely not significantly different from, it is precisely the same as, the activity that produces all of the other revenues of the Company. Only the form of arrangement with the vendor (Mr. Axelrod, in this case) and, therefore, the character of the revenue, are different, not the activity. Accordingly, management believes the disclosure in the notes, rather than on the face of the statement of operations, of the volume of such income of this different character, along with the details of the arrangement, should be sufficient to comply with GAAP and to meet both the needs of financial statement users and the applicable requirements of the SEC.

In responding to your comments the Company hereby acknowledges that:
    1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
    2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    3. the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing are responsive to the Staff's comments. Please do not hesitate to contact us, if we can be of any further assistance.


Sincerely,

/s/ Rod Lynam
-------------
Rod Lynam
Treasurer